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                            January 3, 2022

       Jon Winkelried
       Chief Executive Officer
       TPG Partners, LLC
       301 Commerce Street, Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Partners, LLC
                                                            Registration
Statement on Form S-1 and
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on December
16 and December 23, 2021
                                                            File No. 333-261681

       Dear Mr. Winkelried:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on December 16, 2021

       Prospectus Summary, page 1

   1. Please refer to the IRR chart on page 3. Please include definitions of IRR, Gross IRR and
                                                        Net IRR to accompany
this chart. In a footnote to the chart, please also disclose that
                                                        Gross MoM and Investor
Net MoM are also discussed under "Management's Discussion
                                                        and Analysis of of
Financial Results of Operation - Operating Metrics - Fund Performance
                                                        Metrics."
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fund Performance Metrics, page 183

   2. We note the table reflecting the performance of your funds includes Gross MoM, but does
 Jon Winkelried
TPG Partners, LLC
January 3, 2022
Page 2
         not include Investor Net MoM. Footnote 9 to the table discusses Investor Net MoM but does not appear to correspond with a value in the chart. We further note the disclosure in footnote 7 to the chart that Gross IRR and Gross MoM are calculated adjusting Net IRR and Investor Net MoM. Please provide the Investor Net MoM calculation in the table or in the footnote to the table, or advise.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJon Winkelried                              Sincerely,
Comapany NameTPG Partners, LLC
                                                              Division of
Corporation Finance
January 3, 2022 Page 2                                        Office of Finance
FirstName LastName